Exhibit 99.2

I-Mab ESG Operation Highlights

Upon establishment of ESG committee, the Company will also continue to improve the management of material ESG issues and communicate periodic progress with investors on the following, including but not limited to:

Code of Conduct

The I-Mab’s Code of Conduct, formulated by the Company, covers business ethics, R&D responsible activities, public relations, intellectual property and data protection, workplace, assets, corporate governance, concerns reporting and other behaviours, and serves as a guide for all employees and third parties to take compliance actions in business activities. The Company has arranged compliance training courses for newly hired employee to help them understand the business code of conduct that falls in line with industry and the Company’s standards.

Diversity of the Board of Directors

The composition of board of directors is also an example of diversity. The current board has total of 13 directors, among which 4 directors are females, accounting for 30.8% of total, and it also has 5 independent directors, accounting for 38.5% of total. The diversity of board composition is beneficial to corporate operation efficiency and long-term sustainability.

Talent Attraction and Retention

Diversity: diversity in the workplace is essential for I-Mab’s success. The Company prohibits any form of discrimination (including but not limited to employment, career development, salary, and benefits) on the basis of an employees’ gender, race, age, physical condition, sexual orientation, marital status, or disability, so as to ensure a diverse and fair corporate culture.

The Company aims to be a role model in promoting female business leadership in the biotech industry. The Company has undertaken multiple initiatives to encourage female leadership, including launching the I-Mab Women’s Leadership Council (WLC) in July 2020. Approximately two-thirds of the Company’s employees are female, of which 57% hold a master’s degree or above, while over 30% of I-Mab’s Board of Directors are female. The Company is carrying out a series of female leadership development programs committed to women’s career and personal development. Through increasing the proportion of females among the Company’s leadership, I-Mab is determined to become one of the leaders in promoting gender equality.

Compensation and Incentives: The Company offers competitive salaries, benefits, and additional incentive to its employees. Employee compensation and benefits include position-specific salary, bonus and allowance, statutory insurance, and housing employee benefit funds (for those in China), statutory holidays, benefits and vacations, etc. In addition, we purchase additional commercial insurance for employees’ underaged children, as well as a series of internal morale boosting incentive programs. The Company works to reward employees for exceptional performance. Employee awards in the Company include Project Awards, Quarterly Stars, Management Awards, etc., with the goal of creating a culture of recognition. The Company hired approximately 30% of total employees through internal referrals.

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

Talent Development: The Company strives to attract and retain talents to sustain its growth. To better foster employee career development, the Company invest in employees’ career development and provide them opportunities to keep updating their skills and knowledge. The Company’s training system includes induction training for new employees, training on general knowledge, professional skills training, and leadership training. Among which, leadership training focuses on improving employees’ knowledge and ability in compliance management, drug quality control, business audit, financial standard procedures, as well as female leadership development. The Company encourages its employees to develop various training courses, and grades the content setting, applicability, practicability, and lecturer quality of the courses, to continuously improve them through collecting and addressing feedbacks.

Product Quality and Safety

I-Mab’s Biopharma Quality Management Review (QMR) is responsible for supervising I-Mab’s overall quality management system, including R&D, production and manufacturing, and other functional departments of the Company, to set up a comprehensively risk control system and ensure that I-Mab’s operations are in accordance with the requirements of laws and regulations, industry Good X Practices (GXP) and the Company’s internal regulations and systems. Under QMR, we have established an R&D Quality Management Committee composed of representatives of various R&D functional departments, which is responsible for supervising the operation of the R&D Quality Management System (QMS) and making final decisions on important quality issues such as patient safety, data integrity and regulatory compliance in the R&D process.

The Company’s quality management system covers all business activities such as the selection of outsourcing service vendors, daily management and audit, research, development, and production, and we also have signed quality agreements with CDMO, CMO, CRO, and other vendors. An audit team consists of experts who are responsible for R&D, CMC, and quality assurance within the Company will conduct an annual audit of all sites of its key vendors. Other vendors shall be audited as required at least once every three years.

To support its growing pipeline and planned commercial products, the Company is also building a state-of-the-art GMP manufacturing facility with a pilot plant and commercial scale production lines in Hangzhou, China. The Hangzhou site has been designed in compliance with Good Manufacturing Practice (GMP) standards adopted by the U.S. Food & Drug Administration (FDA), the China National Medical Products Administration (NMPA), and European Medicines Agency (EMA).

Affordability and Accessibility

The Company expects to file its first BLA (Biologics License Application) in Q4 2021. The Company is committed to providing innovative, high-quality, and affordable drugs to global patients. The Company promotes drug affordability and accessibility through:

Target hospital promotion: the Company seeks to gain access for its products in selected hospitals and proactively promote discussions among industry, academia, and clinic about its products. Meanwhile, the Company also plans to build dedicated marketing teams to educate patients and physicians in these hospitals.

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

Proactively establish collaborations with DTP (Direct to Patient) pharmacies: the Company proactively reach out to DTP pharmacies with high standards and strict requirements for business qualification. To date, the Company has established collaborations with over 100 DTP pharmacies across over 30 provinces in China.

Proactively establish collaborations with specialty pharmacies eligible for National Healthcare Insurance reimbursement: since 2018, the Company has been establishing and strengthening collaborations with specialty pharmacies eligible for “dual-channel” qualification and identified opportunities for further cooperation with those specialty pharmacies located in more than 150 cities.

Preparation for potential future products inclusion in the National Reimbursement Drug List (NRDL), essential drug list (EDL) and commercial insurance list: even before the planed BLA, the Company conducted pharmacoeconomic research of its products, and initiated active discussions with clinical key opinion leaders, healthcare insurance experts and related government departments. The Company has built up its market access and medical affairs teams to prepare for the product launch and NRDL inclusion, as well as commercial healthcare insurance coverages to reduce the burden of self-paid expenses by patients and improve its products’ affordability.

Drug pricing: the Company plans to establish a Drug Price Committee consisting of the management team. Its Market Access Department will initiate a drug-pricing proposal, conducting a full benchmarking analysis on the market environment, industry strategy, and insurance coverage to formulate the optimal pricing scenario. The pricing scenario will then be submitted to the Drug Price Committee. During business negotiations, the Company will proactively discuss with healthcare insurance experts about the drug information and market analysis. In global markets, the Company will adopt differentiated pricing strategies based on policymakers, health plans, pharmacy benefit managers (PBMs), and other stakeholders.

Environment, Health and Safety (EHS)

The Company is transitioning from a clinical stage biotech into a fully integrated global biopharma, with the current state of business operations having no significant environmental impact due to no large-scale manufacturing operations. The Company abides by local laws and regulations on environmental protection and only discharges a small amount of waste gas and wastewater after proper treatment. A small amount of hazardous wastewater produced during the research and development process is carefully collected and handed over to qualified third-party professionals for proper treatment before discharged to the sewage treatment plant. A small amount of harmless waste gas is emitted at a high altitude after filtration by activated carbon. Any hazardous waste generated during the research and development process is carefully collected by laboratory technicians daily and placed in a temporary storage facility, and transported to qualified professionals once a month, in accordance with strict local environmental guidelines. The Company also provided employee trainings, set up SOPs and contingency plans for of potential EHS accidents.

Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com

At present, energy and resources consumed in the Company’s daily operations are mainly municipal electricity and domestic water. The Company assigned a dedicated team to regularly inspect and maintain the equipment, measure total consumption, and train employees on water and energy saving measures.

Safety and health are the foundation of the Company’s operational activities. The Company has created a comprehensive internal safety management system to ensure compliance, strengthen risk assessment and management. In addition, the Company provides employees with annual physical check-ups to ensure the health of the employees. The Company offers SOPs to ensure relevant employees are aware of any potential hazards, including providing emergency training, treatment facilities, and Personal Protection Equipment (PPE) to all employees.

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Shanghai (HQ) Suites 802, 505, 702, West Tower 88 Shangke Road, Pudong New District Shanghai, China	United States Suite 710, 9801 Washingtonian Blvd Gaithersburg Maryland 20878	www.i-mabbiopharma.com